Exhibit 99.88

SoRSE-Valens Confidential

Execution Version

AMENDED AND RESTATED MANUFACTURING AND SALES LICENSE AGREEMENT

This Amended and Restated Manufacturing and Sales License Agreement ("Agreement") is made as of December 12, 2019 (the "Effective Date") by and between SoRSE Technology Corporation, a Delaware Corporation ("SoRSE"), and Valens Groworks Corp., a British Columbia Corporation ("Valens"), collectively hereafter referred to as the "Parties" and individually as a "Party," and consists of the following terms and conditions, any and all exhibits and appendices hereto, and any written modifications and/or amendments to this Agreement.

Recitals and Purpose of the Agreement

WHEREAS, Valens is a vertically-integrated cannabis business that grows, processes, manufactures, packages, and sells cannabis, cannabis-infused goods, and related products;

WHEREAS, SoRSE is a producer of cannabis emulsions, cannabis infused beverages, and consumer products and owns all rights, title, and interest in and to certain proprietary Technology and Trademarks;

WHEREAS, SoRSE and Valens are parties to that certain Manufacturing and Sales License Agreement dated September 21, 2018 ("Original License Agreement");

WHEREAS, the intent of this Agreement is to expand the strategic licensing relationship between Valens and SoRSE with the common purpose of substantially increasing the use of the Technology and the production, sale and distribution of Licensed Products (as defined below) to achieve substantially increased Revenue (as defined below) for both Parties;

WHEREAS, SoRSE and Valens together desire to amend and restate the Original License Agreement in its entirety whereby Valens will be able to use the Technology and to sell SoRSE-branded products as per the terms set forth in this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the Original License Agreement is hereby amended and restated and superseded and replaced in its entirety by this Agreement and the Parties hereto mutually agree as follows:

Terms of Agreement

1.	Definitions. For purposes of this Agreement, the following terms shall have the following meanings :

1.1.	"Additional Territories' shall mean the European Union (as defined below), Mexico and Australia.

1.2.	"Board" shall have the meaning set forth in Section 5.4.

1.3.	"Branding Guidelines" shall mean , to the extent reviewed and approved by Valens, which approval shall not be unreasonably withheld.

SoRSE-Valens Confidential

1.4.	"Canada-US Tax Treaty" has the meaning set for in Section 3.7.1.3.

1.5.	"Commercialization" shall mean in connection with the production, manufacturing, advertisement, promotion, marketing, packaging, sale and distribution (as well as such other uses collateral or ancillary thereto) of the Licensed Products.

1.6.	"CT" shall mean hemp and marijuana-derived products, including but not limited to cannabinoids and terpenes, including those derived biosynthetically and synthetically.

1.7.	"Earned Royalties" has the meaning set forth in Section 3.3.

1.8.	"European Union" means all of the member states of the European Union, including those that join anytime during the Term, and also including the United Kingdom, whether or not the United Kingdom actually remains in the European Union at all times during the Term.

1.9.	"Gross Profit" means Revenue earned from the sale of SoRSE Emulsion less the COGS for such sale of SoRSE Emulsion, as evidenced and itemized in the payment statements provided for in Section 3.5.2. As used herein, "COGS" shall mean the cost of goods sold calculated in accordance with IFRS or GAAP, provided that, for the avoidance of doubt, no deductions identified in the definition of "Revenue" shall also be deducted in the calculation of COGS.

1.10.	"Licensed Products" has the meaning set forth in Section 2.1.

1.11.	"Manufacturing Guidelines" shall mean SoRSE's manufacturing guidelines provided by SoRSE to Valens under the Original License Agreement and which SoRSE may reasonably modify from time to time.

1.12.	"Medical Field" means applications or products for the diagnosis, treatment, mitigation or prevention of a physical or mental disease, disorder or abnormal state, or its symptoms, where such applications or products are: (1) approved by or subject to the approval of the U.S. Food and Drug Administration or other applicable governmental entity, where such approvals require the completion of clinical trials; and (2) require a prescription for use. For the avoidance of doubt, the Medical Field does not include recreational, veterinary, nutraceutical or natural health products, even in jurisdictions where all access to CT derived products require a prescription.

1.13.	"Non-Exclusive Term" means the Additional Territories Non-Exclusive Term and/or the Canada Non-Exclusive Term, as the case may be.

1.14.	"Payment Statement" has the meaning set forth in Section 3.5.2.

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1.15.	"Revenue" means the gross amount invoiced by a Party to third parties for the sale of Licensed Products or SoRSE Consumer Products, as the case may be, less the following deductions: (a) any rebates, any quantity, trade and cash discounts, and other usual and customary discounts; (b) sales, use, excise, inventory, value added, and other taxes (other than taxes on a Party's income) imposed upon that Party as a direct result of the sale of Licensed Products or SoRSE Consumer Products, as the case may be; (c) amounts previously invoiced that are written-off by a Party as uncollectible; and (d) charges for postage, shipping materials, freight, insurance and other transportation incurred in shipping Licensed Products or SoRSE Consumer Products, as the case may be, to third parties. No deductions from Revenue may be made for sales or similar commissions, or for cost of collections. All calculations of Revenue must be in accordance with IFRS or GAAP and based on, or valued as if based on, bona fide arms' length transactions and not on any bundled, loss-leading, or other blended or artificial selling or transfer price. Revenue does not include sales or transfers by a Party to its affiliates for resale, provided that the Revenue calculation will include the amounts invoiced by such affiliate on the sale or resale of such Licensed Products or SoRSE Consumer Products, as the case may be. Where Licensed Products or SoRSE Consumer Products, as the case may be, are transferred or otherwise disposed of without consideration or with nominal consideration, except for a Party's or its affiliates' internal use, Revenue will be calculated based on the fair market price of the Licensed Product or SoRSE Consumer Products, as the case may be, in the country of such transfer, disposition or use.

1.16.	"Performance Milestones" shall have the meaning set forth in Section 4.4.

1.17.	"Representatives" means a party's and its affiliates' employees, officers, directors, consultants, and legal advisors.

1.18.	"SoRSE Emulsion" means emulsion produced using the Technology as a standalone product.

1.19.	"Tax" or "Taxes" means any form of tax or taxation, levy, duty, charge, social security charge, contribution, or withholding in the nature of a tax (including any related fine, penalty, surcharge or interest) imposed by, or payable to, a governmental authority.

1.20.	"Technology" means the oil emulsion technologies that transform cannabis oil and oil-based terpenes into water-compatible forms, including for use beverages, edibles (including sublingual products), tinctures and topicals, in both liquid and powder forms, as well as the encapsulation technology, and all inventions, trade secrets, patents, copyrights, and other intellectual property embodied therein, including all updates, modifications and improvements to such technology that are commercially released by SoRSE during the Term (and all inventions, trade secrets, patents, copyrights, other intellectual property embodied therein).

1.21.	"Term" has the meaning set forth in Section 4.1.

1.22.	"Territory" means Canada and the Additional Territories.

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1.23.	"Trademarks" means (a) the mark "SōRSE"; (b) any and all future trademarks and service marks now or hereafter owned and/or licensed by SoRSE in connection with the Technology and/or the Licensed Products; and (c) all related goodwill, together with all related designs, colors, know-how, logos, symbols, art, text/copy, formulas/formulations, and copyright-protected works.

1.24.	"Valens Shares" means the common shares in the capital of Valens as constituted on the date hereof.

1.25.	All references to "dollars" or the"$" symbol mean U.S. dollars.

2.	Grant of Rights.

2.1.	License. During the Term hereof, and subject to the terms and conditions of this Agreement, SoRSE hereby grants to Valens, and Valens hereby accepts, an exclusive (subject to the satisfaction the Performance Milestones set out in Sections 4.3 and 4.4, failing which the grant of rights will be automatically deemed to be non-exclusive, and also subject to Section 2.3), non-transferable, revocable (pursuant to a failure to satisfy any Performance Milestones or breach), sublicenseable (pursuant and subject to the terms of Section 2.4) limited license to use within the Territory the Technology for the Commercialization of: (a) SōRSE Emulsion as combined with CT-derived ingredients in consumer packaged goods (CPG) products; and (b) SoRSE-branded and Valens-branded CT-infused: (i) beverages, (ii) edibles (including sublingual products), (iii) tinctures, (iv) topicals, and (v) all other CPG products (collectively the products described in Subsections 2.l(a) and (b) to be the "Licensed Products"). For the avoidance of doubt, the license granted in this Section 2.1 expressly excludes the Medical Field.

2.2.	Grant of Rights for Rest of World. The Parties acknowledge and agree that Valens may from time to time ask SoRSE for a license to sell Licensed Products in any other country of the world, on a non-exclusive basis. SoRSE agrees to consider such requests in good faith.

2.3.	Exceptions to Exclusivity. The grant of rights in Section 2.1 shall be exclusive to Valens in the Territory (subject to satisfaction of the Performance Milestones), with the following exceptions:

2.3.1.	Canada-only Exception.

2.3.1.1.	Valens agrees to produce and sell in Canada the SoRSE products listed in Exhibit B, upon request of SoRSE.

2.3.1.2.	Valens may agree to produce and sell in Canada any new SoRSE product that SoRSE notifies Valens of after the Effective Date.

2.3.1.3.	For the avoidance of doubt, the SoRSE products referred to in Section 2.3.1.1 and Section 2.3.1.2 above shall be deemed to be Licensed Products under this Agreement, and Earned Royalties will be paid by Valens to SoRSE in accordance with the provisions of Section 3.3.

SoRSE-Valens Confidential

2.3.1.4.	In all situations contemplated by this Section 2.3.1.4, SoRSE must pay the following royalties, but only while the license granted to Valens in Section 2.1 is otherwise exclusive in Canada:

2.3.1.4.1.	* received by SoRSE from the sale of such products in the first from the Effective Date.

2.3.1.4.2.	* received by SoRSE from the sale of such products in from the Effective Date; and

2.3.1.4.3.	* received by SoRSE from the sale of such products after the from the Effective Date.

2.3.2.	Exceptions for Entire Territory. If Valens agrees to allow SoRSE to sell any SoRSE CT-infused beverages, edibles (including sublingual products), tinctures, topicals or other consumer products (collectively, the "SoRSE Consumer Products", which term shall not include SōRSE Emulsion) in the Territory while the grant of rights in such Territory are exclusive, then the Parties will negotiate in good faith and enter into an operating agreement regarding such sales of SoRSE Consumer Products in the Territory. Such operating agreement may contemplate sales of SoRSE Consumer Products directly by SoRSE (including through SoRSE's third-party resellers) into the Territory, or sales through Valens in the Territory, or both.

2.3.2.1.	With respect to any sales of SoRSE Consumer Products directly by SoRSE (including through SoRSE's third-party resellers) into the Territory, the operating agreement will provide for the following royalty amounts payable from SoRSE to Valens:

2.3.2.1.1.	received by SoRSE from the sale of SoRSE Consumer Products in the from the Effective Date.

2.3.2.1.2.	received by SoRSE from the sale of SoRSE Consumer Products in from the Effective Date; and

2.3.2.1.3.	received by SoRSE from the sale of SoRSE Consumer Products after the from the Effective Date.

2.3.2.2.	With respect to any sales of SoRSE Consumer Products through Valens in the Territory, the operating agreement will provide for the following royalty amounts payable from Valens to SoRSE :

2.3.2.2.1.	received by Valens from the sale of SoRSE Consumer Product in the from the Effective Date.

2.3.2.2.2.	received by Valens from the sale of SoRSE Consumer Products in from the Effective Date; and

2.3.2.2.3.	received by Valens from the sale of SoRSE Consumer Products after from the Effective Date.

2.3.2.3.	If the operating agreement contemplates manufacturing by Valens of SoRSE Consumer Products for SoRSE's sales in the Territory, the operating agreement will provide that Valens will manufacture and provide such SoRSE Consumer Products to SoRSE at Valens' fully-loaded cost therefor, as further defined in the operating agreement.

SoRSE-Valens Confidential

2.3.2.4.	For the avoidance of doubt, the obligations set out in this Section 2.3.2 and the restrictions set forth in this Section 2.3.2 (including the royalty obligations in this Section 2.3.2) shall only apply if the corresponding sale by SoRSE would otherwise be restricted by the exclusivity restrictions set forth in this Agreement; if at any time such exclusivity restrictions are terminated, expired or suspended, or do not apply to any particular territory, then the royalty obligations of this 2.3.2 and other requirements of this Section 2.3.2 shall not apply to any corresponding sales by SoRSE in such non-exclusive territory.

2.3.2.5.	For the further avoidance of doubt, sales of products pursuant to the provisions in this Section 2.3.2 shall be subject only to the royalty provisions contemplated hereunder or as otherwise provided for in the operating agreement, and no additional earned royalty will be payable pursuant to Section 3.3.

2.3.3.	SoRSE may sell, at (or below) SoRSE's reasonably estimated cost therefor, samples of SoRSE Emulsion and products using the Technology anywhere in the world for research, development and experimental purposes.

2.4.	Sublicense Rights. Valens shall have the right (a) to sublicense the rights granted under Section 2.1 and Section 2.7 to wholly-owned subsidiaries of Valens, and (b) subject to SoRSE's prior written consent, to sublicense the rights granted under Section 2.1 and Section 2.7, to third parties as reasonably necessary for and limited to the purposes of research, development, collaboration, co-marketing, distribution, manufacturing or other similar arrangements with Valens. For the avoidance of doubt, any sublicense granted pursuant to this Section 2.4 shall be narrowly limited to the specific role of the sublicensee, whether as distributor, manufacturer or otherwise. In the event of any approved sublicense of rights by Valens hereunder, (i) full copies of the final sublicense shall be provided to SoRSE; (ii) such sublicense shall be subject to the terms and conditions of this Agreement that, by their terms, are applicable to such sublicense (excluding any further rights to sublicense); and (iii) the sublicense by Valens shall not relieve Valens of its obligations under this Agreement, and (iv) Valens shall remain responsible to SoRSE for the performance or non-performance of any such sublicensee hereunder. Notwithstanding the foregoing, Valens may, without SoRSE's prior consent, enter into an agreement solely for the resale or distribution of unmodified pre-packaged finished Licensed Products on a stand-alone basis in the Territory, provided that (i) Valens provides SoRSE notice thereof (ii) such agreement shall be subject to the terms and conditions of this Agreement that, by their terms, are applicable thereto (with no right to sublicense), (iii) such agreement shall not relieve Valens of its obligations under this Agreement, and (iv) Valens shall remain responsible to SoRSE for the performance or non-performance of any such distributor or reseller hereunder.

2.5.	Sublicense for Canada Spin-out. In the event that Valens sublicenses its right in Canada in the context of a "spin-out" of its beverage operations in Canada, the Parties agree to negotiate the cessation of royalties payable in Canada, in exchange for the right for SoRSE to own of the equity of such spun-out entity.

SoRSE-Valens Confidential

2.6.	Valens Sales Outside of the Territory. For the avoidance of doubt, Valens may not sell Licensed Products to customers in the Territory for delivery or resale outside of the Territory, or for use by those customers outside of the Territory, except with the prior written permission of SoRSE, and on the terms and conditions (including payment of a royalty) that shall be negotiated with SoRSE on a case-by-case basis.

2.7.	Trademark License. During the Term and any Non-Exclusive Term hereof, SoRSE hereby grants to Valens, and Valens hereby accepts, an exclusive (provided that such license shall be exclusive only to the extent the license to the Technology is and remains exclusive, and such exclusivity does not restrict SoRSE's and its affiliates' own rights with respect to the Trademarks), non-transferable, revocable (pursuant to a failure to satisfy any Performance Milestones and breach), limited license to use, display, perform, distribute, duplicate, and publish, within the Territory the Trademarks, as the Trademarks may from time-to-time be developed, changed, supplemented, modified or altered by SoRSE, for Commercialization of the Licensed Products. Valens's use of the Trademarks shall be in compliance with the Branding Guidelines. During the Term and any Non-Exclusive Term hereof, Valens hereby grants to SoRSE, and SoRSE hereby accepts, a non-exclusive, revocable (pursuant to a breach), limited license to use, display, perform, distribute, duplicate, and publish Valens's corporate and brand trademarks, as such trademarks may from time-to-time be developed, changed, supplemented, modified or altered by Valens, descriptively for promotion and, where permitted under Section 6.4.2, sale of the Licensed Products and this collaboration, including on SoRSE's websites; all uses which shall be subject to Valens's approval. SoRSE's use of Valens's trademarks shall be in compliance with Valens's applicable guidelines, as Valens provides in advance.

2.8.	License Restrictions. Except as otherwise expressly set forth herein, Valens shall not:

2.8.1.	license, sell, rent, lease, transfer, assign, reproduce, or distribute, the Technology;

2.8.2.	modify, translate, adapt, merge, make derivative works of, disassemble, decompile, reverse compile or reverse engineer any proprietary part of the Technology; or

2.8.3.	use or rely upon the Technology for the purposes of building a similar or competitive process or technology.

2.9.	Enforcement of Trademark and Technology Rights. SoRSE shall commence and prosecute any claims or suits in its own name to protect any of its rights in and to the Trademarks and Technology against the infringement, imitation or misappropriation thereof by others not a party to this Agreement. Such claims or suits shall be at SoRSE's expense. However, Valens shall reasonably cooperate with and assist SoRSE in the commencement and prosecution of such claims or suits to the extent deemed necessary by SoRSE, at SoRSE's request and expense. Valens shall notify SoRSE of any infringement, imitation or misappropriation by any non-party to this Agreement of the Trademarks or Technology, and SoRSE shall thereafter have the right and obligation to take action to limit any potential damage or harm to Valens in the marketplace.

2.10.	For one year following the date of this Agreement, Valens shall use its best efforts to remain listed on the TSXV or another recognized stock exchange. Any Valens Shares issued to SoRSE pursuant to this Agreement or pursuant to the exercise of warrants to purchase Valens Shares granted pursuant to this Agreement shall have a restricted period of four months plus a day from the date of issuance.

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3.	Royalties.

3.1.	Initial Canada Royalty. The Parties acknowledge and agree that the following consideration (collectively, the "Initial Canada Royalty") has been paid under the Original License Agreement:

3.1.1.	Upon execution of the Original License Agreement, Valens paid to SoRSE a royalty of ;

3.1.2.	Valens has issued to SoRSE:

3.1.2.1.	a warrant to purchase which shall vest and be exercisable upon Health Canada's approval allowing CT beverages to be offered for sale, at an exercise price of ; and

3.1.2.2.	a warrant to purchase , which shall vest and be exercisable upon the execution of a partnership between Valens and a spirits company for cannabis beverages, at an exercisable price of ; and

3.1.2.3.	a warrant to purchase which have vested and is exercisable since the first anniversary of the Original License Agreement at an exercise price of per Valens Share of issuance.

3.2.	Initial Additional Territory Royalty. Upon the execution of this Agreement, Valens will pay to SoRSE a royalty (collectively, the "Initial Additional Territory Royalty") of:

3.2.1.	and

3.2.2.	worth of Valens shares, with the actual number of shares to be calculated by dividing by the price of Valens shares valued at the 10-day volume weighted average trading price of the Valens shares (VGW) on the TSX-V for the 10 trading days ending on the trading day that is three trading days prior to the Effective Date.

3.3.	Earned Royalty. During the Term and any Non-Exclusive Term of this Agreement, Valens will pay SoRSE a royalty ("Earned Royalty") equal to:

3.3.1.	received by Valens from the sale of Licensed Products in the Territory in the from the Effective Date.

3.3.2.	received by Valens from the sale of Licensed Products in the Territory in the from the Effective Date;

3.3.3.	and received by Valens from the sale of Licensed Products in the Territory from the Effective Date; and

3.3.4.	In the event that SoRSE Emulsion is sold as an ingredient by Valens in the Territory, prior to being used to produce or manufacture CT infused beverage, edible, or other products, then Valens shall receive and SoRSE shall receive

SoRSE-Valens Confidential

3.4.	Valens will be required to pay a of:

3.4.1.	in Earned Royalties for the Additional Territories collectively for the first year following the Effective Date;

3.4.2.	in Earned Royalties for the Additional Territories collectively for the second year following the Effective Date;

3.4.3.	in Earned Royalties for the Additional Territories collectively for the third year following the Effective Date;

3.4.4.	in Earned Royalties for the Additional Territories collectively for the fourth year following the Effective Date;

3.4.5.	in Earned Royalties for the Additional Territories collectively for the fifth year following the Effective Date;

3.4.6.	If, at the end of any such annual period (a "Royalty Year"), the aggregate amount of Earned Royalties that actually accrued for the Additional Territories during such Royalty Year is

3.4.7.	If Valens pays SoRSE in Earned Royalties for the Additional Territories during the Initial Term, then a Renewal Term for the Additional Territories will be entered into in accordance with the provisions of Section 4.1. If the Initial Term is so extended, the for the Additional Territories shall be (a) for the sixth year following the Effective Date, and (b) for the seventh year following the Effective Date.

3.4.8.	If Valens pays SoRSE in Earned Royalties for Canada during the Initial Term, then a Renewal Term for Canada will be entered into in accordance with the provisions of Section 4.1. If the Initial Term is so extended, the for Canada shall be (a) for the sixth year following the Effective Date, and (b) for the seventh year following the Effective Date.

3.5.	Payment Terms and Royalty Statements.

3.5.1.	All Earned Royalties and any other sums payable under this Agreement (except for the Original Canada Royalty and Additional Territory Royalty) shall be paid in US dollars by wire transfer to a bank account to be designated in writing by SoRSE or Valens within forty-five (45) days of the end of each quarterly period.

SoRSE-Valens Confidential

3.5.2.	Earned Royalty payments to SoRSE shall be accompanied by a statement ("Payment Statement") showing the total Revenue received by Valens from the sale of all Licensed Products and, in respect of the sales of SōRSE Emulsion under Section 3.3.4 and Section 6.4.1.4, the Gross Profit earned by Valens from such sales. Earned Royalty payments to Valens shall be accompanied by a similar payment statement showing the total Revenue received by SoRSE from the sale of all SoRSE Consumer Products and, in respect of the sales of SōRSE Emulsion under Section 6.4.2.4, the Gross Profit earned by SoRSE from such sales.

3.5.3.	Revenues will be reported in the currency of the actual sales, and converted into U.S. Dollars at the end of each calendar quarter. The rate of exchange to be used in computing the amount of currency equivalent in US Dollars for each quarter shall be the average of the daily exchange rate reported by the Bank of Canada (https://www.bankofcanada.ca/rates/exchange/daily-exchange-rates/) for that calendar quarter (for example, the average rate in effect on from October 1 to December 31 will be used to calculate the exchange rate for payments in the fourth calendar quarter.

3.6.	Audit Rights.

3.6.1.	SoRSE will have the right to audit the books and records of Valens for the purpose of verifying the royalty amounts due and payable under this Agreement, not more than once per calendar year. All such audits will be conducted by an independent certified public accountant or equivalent selected by SoRSE (the "Auditor"). If the audit reveals that Valens has underpaid the amount due to SoRSE in any quarter, Valens will reimburse SoRSE for all costs and expenses incurred by SoRSE in connection with such audit including the fees and expenses of the Auditor (if any). Valens will promptly pay SoRSE any amount shown by an audit to be owing to SoRSE plus interest at a rate of or the maximum rate permitted by applicable law, whichever is less.

3.6.2.	Valens will have the right to audit the books and records of SoRSE for the purpose of verifying: (i) any royalty amounts due and payable to Valens under this Agreement; and (ii) the costs of goods sold by SoRSE pursuant to the provisions of Section 2.3.3, not more than once per calendar year. All such audits will be conducted by an independent certified public accountant or equivalent selected by SoRSE (the "Auditor"). If the audit reveals that Valens has underpaid the amount due to SoRSE by in any quarter, Valens will reimburse SoRSE for all costs and expenses incurred by SoRSE in connection with such audit including the fees and expenses of the Auditor (if any). Valens will promptly pay SoRSE any amount shown by an audit to be owing to SoRSE or the maximum rate permitted by applicable law, whichever is less.

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3.7.	Taxes.

3.7.1.	Withholding.

3.7.1.1.	In the event any payments made by either Party pursuant to this Agreement become subject to withholding Taxes under the laws or regulations of any jurisdiction or governmental authority, (a) such Party (the "Paying Party") will (i) deduct and withhold the amount of such Taxes for the account of the payment recipient (the "Payment Recipient") to the extent required by applicable laws, (ii) timely pay the Taxes to the proper governmental authority; (iii) send evidence of the obligation together with proof of payment to the Payment Recipient within thirty (30) days following that payment; and (iv) provide such assistance as the Payment Recipient may reasonably require in obtaining any refund of such amounts to which the Payment Recipient may be entitled, (b) amounts payable pursuant to this Agreement will be reduced by the amount of Taxes so deducted and withheld and (c) any such withholding Taxes required under applicable laws or regulations to be paid or withheld will be an expense of, and borne solely by, the Payment Recipient. In the event that Valens is required to withhold from a payment that is made through the issuance of Valens shares, Valens shall be entitled to instead withhold from any other cash payments to be made hereunder and may also be entitled to sell (or cause to be sold), on behalf of the Payment Recipient, such portion of the Valens shares as are required to be sold in order to generate sufficient net cash to pay the applicable withholding Tax.

3.7.1.2.	In the event that the Paying Party is subsequently assessed for any Taxes that an applicable governmental authority asserts should have been withheld on a payment made pursuant to this Agreement, the Payment Recipient agrees to indemnify and hold the Paying Party harmless for all such Taxes, including interest and penalties thereon, that are required to be paid by the Paying Party to such applicable governmental authority; provided, however, the Payment Recipient shall not be required to indemnify the Paying Party for any such interest and penalties arising by reason of the Paying Party's gross negligence or willful misconduct. In the event of such an assessment, the Parties shall use commercially reasonable efforts to cooperate to provide each other with any assistance required to challenge or reduce such assessment, as is appropriate in the circumstances. For greater certainty, this provision will not apply to any Taxes (including interest or penalties) imposed on a Paying Party as a result of its failure to timely or properly remit any Taxes that were actually withheld by it pursuant to Section 3.7.1.1.

3.7.1.3.	SoRSE represents that it is a resident of the United States of America for purposes of the Convention Between The United States of America and Canada With Respect To Taxes on Income and On Capital (the "Canada-US Tax Treaty"), and is a "qualifying person" as defined in Article XXIX-A of the Canada-US Tax Treaty. SoRSE covenants that if it ever ceases to be a resident of the US or ceases to be a "qualifying person" for purposes of the Canada-US Tax Treaty it shall promptly notify Valens of such change in its status.

3.7.2.	Cooperation. The Parties acknowledge and agree that it is their mutual objective and intent to minimize, to the extent feasible, income and other Taxes, including withholding Taxes, and similar obligations payable with respect to payments under this Agreement and that they shall use their reasonable efforts to cooperate and coordinate with each other to achieve such objective. Each Party shall provide the other Party any Tax forms and other documents that may be reasonably necessary in order for the Paying Party not to withhold or deduct Tax or be subject to an amount of Transfer Taxes (as defined below), or to withhold or deduct Tax or be subject to Transfer Taxes at a reduced rate, under an applicable tax treaty or otherwise. Each Party shall use reasonable efforts to identify any such forms prior to the due date for such payment, and the Payment Recipient shall use reasonable efforts to provide any such forms to the Paying Party in advance of such date. Each Party shall provide the other with reasonable assistance to enable the recovery, as permitted by applicable law, of withholding Taxes, Transfer Taxes or similar obligations resulting from payments made under this Agreement. If the taxing authorities of any relevant jurisdiction assert that amounts are required to be withheld from the payments due to a Payment Recipient hereunder, or applicable law relating to Taxes in one (1) or more jurisdictions have changed so as to explicitly require such treatment, the Party made aware of such assertion or change in applicable law shall use commercially reasonable efforts to inform the other Party in writing within thirty (30) days and shall consult with the other Party regarding the consequences of such assertion or change.

3.7.3.	Transfer Taxes. Any transfer, stamp, value-added, sales, use or similar indirect taxes (e.g., goods and services taxes) ("Transfer Taxes") that may become payable in respect of a payment made pursuant to this Agreement (excluding, for the avoidance of doubt, any payments made under any future operating agreements) shall be borne by the SoRSE and by Valens. Any tax returns that must be filed in connection with any Transfer Taxes shall be prepared and filed by the Party that customarily has primary responsibility for filing such Tax Returns pursuant to applicable laws and such Party shall provide the other Party with a complete and correct copy thereof. The Party not responsible for filing any tax return with respect to such Transfer Taxes will, promptly upon reasonable written request from the filing Party, advance to the filing Party such non-filing Party's portion of any Transfer Taxes reflected on such Tax Return. SoRSE and Valens shall cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any such Transfer Taxes. The Parties agree that if any Transfer Taxes are expected to become payable as a result of the arrangements contemplated in any operating agreement subsequently agreed to by the Parties, the Parties shall negotiate in good faith as to how any such Transfer Taxes shall be allocated having regard to the applicable facts of such arrangement. Accordingly, this provision may be expressly modified by the terms of any subsequent operating agreement.

3.8.	Allocation of Royalty Payments. The Parties agree and acknowledge that the Initial Canada Royalty and the Initial Additional Territory Royalty shall be allocated The Earned Royalties payable hereunder shall be allocated for any period of time in which Valens does not use the Trademarks, and for any period of time in which Valens does use the Trademarks, the Earned Royalties payable hereunder shall be allocated

SoRSE-Valens Confidential

4.	Term and Termination.

4.1.	Term of Agreement. This Agreement shall be effective as of the Effective Date and shall continue for a period of five (5) years thereafter (the "Initial Term"), unless terminated or extended as set forth herein. If Valens pays SoRSE as provided for in Section 3.4.7, then this Agreement will automatically renew for the Additional Territories for one further two-year period (the "Additional Territories Renewal Term") unless Valens terminates with written notice one hundred and twenty (120) days prior to the end of the Initial Term. If Valens pays SoRSE in Earned Royalties for Canada during the Initial Term as provided for in Section 3.4.8, then a Renewal Term for Canada will be automatically entered into (the "Canada Renewal Term"), unless Valens terminates with written notice one hundred and twenty (120) days prior to the end of the Initial Term. Upon expiration of the Additional Territories Renewal Term, this Agreement shall continue in force for the Additional Territories, with all rights licensed to Valens deemed to be non-exclusive, until terminated by Valens (either entirely or on a country by country basis) on one hundred and eighty (180) days prior written notice to SoRSE (the "Additional Territories Non-Exclusive Term"), subject to for the Additional Territories for each year of the Additional Territories Non-Exclusive Term. Upon expiration of the Canada Renewal Term, this Agreement shall continue in force for Canada, with all rights licensed to Valens deemed to be non-exclusive, until terminated by Valens on one hundred and eighty (180) days prior written notice to SoRSE (the "Canada Non-Exclusive Term"), subject to for each year of the Canada Non-Exclusive Term. The Initial Term, together with the Additional Territories Renewal Term and/or the Canada Renewal Term (as the case may be), shall be referred to collectively as the "Term".

4.2.	Term of Exclusivity. In the Initial Term, exclusivity in each country of the Territory is subject to the meeting of the Performance Milestones. However, at the end of the Initial Term, all rights in any country of the Territory that are non-exclusive at the end of the Initial Term shall remain non-exclusive for the entirety of the Renewal Term. Exclusivity for the Additional Territories during the Renewal Term will be maintained if it existed as the end of the Initial Term and will continue if Exclusivity for Canada during the Renewal Term will be maintained if it existed as the end of the Initial Term and will continue as long as Valens pays SoRSE annually.

4.3.	Performance Milestones.

4.3.1.	Canada. During the Initial Term, Valens will use its best efforts to achieve the following stated milestones for Canada. If the Canada Performance Milestones are not met during the relevant time period below, and if Valens does not exercise the cure right provided for in Section 4.3.2, then the license granted to Valens in Section 2.1 of this Agreement for Canada shall become non-exclusive for the balance of the Term. (The milestones set forth below in this Section 4.3.1, the "Canada Performance Milestones"):

SoRSE-Valens Confidential

4.3.1.1.	By the of the Effective Date, Valens shall :

4.3.1.1.1.	Establish a licensed, functional kitchen facility to create products; and

4.3.1.1.2.	Produce and test market up to SoRSE products listed in Exhibit B in Canada;and

4.3.1.1.3.	Call-on at least potential high-volume customers of SōRSE Emulsion in Canada.

4.3.1.2.	By the of the Effective Date, and in addition to the obligations set out in Section 4.3.1.1, Valens shall:

4.3.1.2.1.	Achieve in excess of of gross sales of SōRSE Emulsion to processors in Canada;

4.3.1.2.2.	Sell products containing SōRSE Emulsion to at least new stores; and

4.3.1.2.3.	Achieve in excess of in gross sales of Licensed Products in Canada, exclusive of taxes, in the period between the first and second anniversaries of the Effective Date.

4.3.1.3.	For successive annual periods commencing on each anniversary of the Effective Date, achieve gross sales in excess of the previous year's gross sales in Canada, separately for SōRSE Emulsion sold to processors and Licensed Products (i.e., over in each of these categories).

4.3.2.	The Parties acknowledge and agree that if, by of the Effective Date, Valens has not met all of the Canada Performance Milestones that Valens was required to have met by that date, Valens will nevertheless be deemed to have met all of the Canada Performance Milestones due at the end of if it pays to SoRSE an additional payment of within sixty days of second anniversary of the Effective Date.

4.4.	Other Territories. During the Initial Term, Valens will use its best efforts to achieve the following stated milestones for the Additional Territories (The milestones set forth below in this Section 4.4, the "Additional Territory Performance Milestones," together with the Canada Performance Milestones, the "Performance Milestones") If the Additional Territory Performance Milestones are not met during the relevant time period below, the license granted to Valens for the Additional Territories in Section 2.1 of this Agreement shall become non-exclusive for the balance of the Term.

4.4.1.1.	The amount of Earned Royalties that are paid for the Additional Territories (not including any final cash top-up payments) shall be :

4.4.1.1.1.	for THC based products (with more than 0.3% THC), for the following the Effective Date and thereafter increasing by an additional for each subsequent contract year for the remainder of the Initial Term; and

SoRSE-Valens Confidential

4.4.1.1.2.	for CBD based products (with less than 0.3% THC), for the following the Effective Date and thereafter for the following the Effective Date and thereafter increasing by an additional each subsequent contract year for the remainder of the Initial Term.

4.5.	Termination.

4.5.1.	Either Party may terminate this Agreement upon sixty (60) days' written notice if the other Party materially breaches this Agreement and fails to cure the breach within sixty (60) days of its receipt of written notice from the non-breaching Party describing the alleged breach in detail and confirming that the Agreement will be terminated if the breach is not timely cured. For the avoidance of doubt, the Parties acknowledge and agree that a failure by Valens to meet the Performance Milestones shall not be considered a material breach that allows termination.

4.5.2.	Either Party may immediately terminate this Agreement upon written notice if it reasonably determines that the other Party has breached its representations set forth in Section 9.

4.5.3.	Either Party may immediately terminate this Agreement upon written notice if the other Party (i) is dissolved or liquidated or takes any corporate action for such purpose; (ii) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due; (iii) files or has filed against it a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency Law; (iv) makes or seeks to make a general assignment for the benefit of its creditors; or (v) applies for or has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

4.6.	Effect of Termination.

4.6.1.	Upon expiration of the Term, Valens may continue to exercise the license granted by SoRSE under Section 2.1 subject to the conditions of this Agreement, on a non-exclusive basis ("Post-Term License") during the Non-Exclusive Term, subject to Valens continuing to pay the Earned Royalties and comply with all other applicable payment obligations hereunder. For clarity, Valens will not be entitled to exercise the Post-Term License, and there will be no Non-Exclusive Term, if this Agreement is terminated by either party for any reason prior to expiration.

4.6.2.	Upon any expiration or termination of this Agreement, the Parties shall (a) destroy all documents and tangible materials containing Confidential Information, excluding copies that may exist on electronic media generated as back-up in the regular course of business and, if applicable, any Confidential Information necessary for Valens to exercise the Post-Term License and SoRSE to receive the payment of royalties in respect of the Post-Term License; and (b) upon request, certify in writing to the other Party that it has complied with the return and erasure requirements.

SoRS E-Valens Confidenti al

4.7.	Sell-Off Period. Upon expiration or termination of this Agreement, Valens shall have the right to sell all previously manufactured inventory of Licensed Products in its possession and all Licensed Products in the course of manufacture at the date of termination for a period of 180 days after the date of termination (the "Sell-Off Period"), in each case, in accordance with the terms and conditions of this Agreement (including compliance with all royalty and other payment obligations hereunder).

4.8.	Survival. The rights and obligations of the Parties set forth in this Section 4.8, Section 2.8 (License Restrictions), Section 3.7 (Taxes), Section 7 (Confidentiality), Section 9 (Representations and Warranties), Section 10 (Liability and Indemnification), Section 4.6 (Effect of Termination), Section 4.7 (Sell-off Period) and Section 12 (Miscellaneous), and any right, obligation, or required performance of the Parties in this Agreement which, by its express terms or nature and context is intended to survive termination or expiration of this Agreement, will survive any such termination or expiration.

5.	SoRSE Approval and Brand and Manufacturing Guidelines.

5.1.	SoRSE Approval Rights. Valens shall not sell or distribute any product bearing the "SORSE" brand before first obtaining SoRSE's prior written consent, such consent not to be unreasonably withheld. Upon submission of an electronic rendering or actual sample of the proposed product bearing the "SORSE" brand that complies with the Branding Guidelines, SoRSE shall have ten (10) business days to approve or reject it. Approvals will not be unreasonably denied and all rejections shall be in writing and shall specify in detail the reasons for SoRSE's rejection. Notwithstanding the foregoing, SoRSE's failure to provide an approval or rejection within ten (10) business days shall be deemed as express approval by SoRSE. All Licensed Products bearing the "SORSE" brand shall be materially consistent with the electronic rendering or actual sample approved by SoRSE.

5.2.	SōRSE Brand and Quality Guidelines. Valens will cause the SōRSE brand and marks to be displayed on the corresponding Licensed Product packaging in compliance with the Branding Guidelines. For all Licensed Products sold by Valens that reference SōRSE as an ingredient, Valens and its permitted sublicensees shall additionally comply with the Manufacturing Guidelines. SoRSE and its auditors shall have the right, upon reasonable notice to Valens and not more than once per twelve (12) month period, to audit and inspect Valens's facilities and inventory to confirm compliance with the Manufacturing Guidelines. Additionally, if SoRSE has a reasonable suspicion of violation of the Manufacturing Guidelines, then it and its auditors may perform additional audits upon not less than twenty-four (24) hours' notice until such compliance is confirmed.

5.3.	Valens Responsibilities. Valens shall use commercially reasonable efforts to create and grow the sales of Licensed Products in all locations within the Territory where Valens operates. In this regard, Valens shall use commercially reasonable efforts, based upon its understanding of market dynamics, changes, restrictions, and demands to develop, produce, package, price, market, distribute, and sell Licensed Products. SoRSE shall use commercially reasonable efforts to collaborate and consult with Valens in accordance with Section 6.1 to assist in the development of the market for Licensed Products in the Additional Territories

SoRSE-Valens Confidential

5.4.	Virtual Board. A virtual board comprised of two members from each Party (the "Board") shall be appointed to meet monthly during the first two (2) years of this Agreement, and on a mutually-agreeable schedule thereafter, to provide such assistance and consultation as may be necessary to help ensure reasonable and appropriate collaboration by the Parties in connection with the obligations created by the Agreement, and to assist in the resolution of any material conflict that may result therefrom.

6.	Consultation, Training, Maintenance and Technical Support Services.

6.1.	Consultation and Training Services. SoRSE shall make available to Valens designated SoRSE employees with relevant and highly qualified, industry-leading expertise in the field of developing and formulating infused beverages, edibles, and other consumer products to consult Valens with respect to the sales and marketing, development, production, manufacturing, and formulation of a variety of infused beverages, edibles and, other consumer products, SōRSE Emulsion and CT-derived ingredients including any necessary training of Valens employees. SoRSE shall be entitled to charge, on average for a three month period, based on per hour rate, plus reasonable and written pre - approved travel expenses for each such assigned employee (indicative per-hour consulting budget rates are provided in Exhibit A). SoRSE shall provide invoices on a monthly basis as a condition of payment and all amounts owing shall be paid to SoRSE not later than 30 days following receipt of the applicable invoice. All SoRSE employees shall be subject to Valens's standard non-disclosure and inventions assignment agreements.

6.2.	Facilities. Valens will designate a certain portion of its facility, located at Valens Agritech Ltd., 230 Carion Road, Kelowna, BC, V4V 2K5 or such other facility(ies) in the Territory as may be identified by Valens from time-to-time ("Facility"), to use the Technology to produce Licensed Products.

6.3.	Regulatory Clearance/Licensing. Valens holds a license, issued by Health Canada to its wholly-owned subsidiary, pursuant to the Controlled Drugs and Substances Act (Canada). Valens will use commercially reasonable efforts to acquire any additional clearances and licensing it determines may be required to operate the Technology and to produce, market, sell, and distribute the Licensed Products throughout the Territory. SoRSE shall cooperate with Valens in obtaining any such clearances and licenses.

6.4.	Joint Operating Agreement. If SoRSE agrees to allow Valens to sell any Licensed Products in the United States (or any other country of the world), then the Parties will negotiate in good faith and enter into a joint operating agreement regarding such sales by Valens of Licensed Products in the United States and/or any other country of the world. Such joint operating agreement may contemplate sales of Licensed Products directly by Valens (including through Valens' third-party resellers) into the United States and/or other countries, or sales through SoRSE in the United States and/or other countries, or both.

SoRSE-Valens Confidential

6.4.l.	With respect to any sales of Licensed Products directly by Valens (including through Valens' third-party resellers) into any permitted country, the operating agreement will provide for the following royalty amounts payable from Valens to SoRSE:

6.4.1.l.	received by Valens from the sale of Licensed Products in the from the Effective Date.

6.4.1.2.	received by Valens from the sale of Licensed Products in months the Effective Date;

6.4.1.3.	received by Valens from the sale of Licensed Products from the Effective Date; and

6.4.1.4.	In the event that SōRSE Emulsion is sold as an ingredient by Valens, prior to being used to produce or manufacture CT infused beverage, edible, or other products, then Valens shall receive and SoRSE shall receive

6.4.2.	With respect to any sales of Licensed Products by Valens through SoRSE in any permitted country, the operating agreement will provide for the following royalty amounts payable from SoRSE to Valens :

6.4.2.l.	received by SoRSE from the sale of Licensed Products in the Effective Date.

6.4.2.2.	received by SoRSE from the sale of Licensed Products in from the Effective Date;

6.4.2.3.	and received by SoRSE from the sale of Licensed Products after from the Effective Date; and

6.4.2.4.	In the event that SōRSE Emulsion is sold as an ingredient by SoRSE, prior to being used to produce or manufacture CT infused beverage, edible, or other products, then Valens shall receive and SoRSE shall receive

6.4.3.	If the operating agreement contemplates manufacturing by SoRSE of Licensed Products for Valens' sales in the United States or any other permitted country, the operating agreement will provide that SoRSE will manufacture and provide such Licensed Products to Valens at SoRSE's fully-loaded cost therefor, as further defined in the operating agreement.

7.	Confidentiality.

7.1.	Confidential Information. "Confidential Information" means information concerning the business, plans, customers, technology, and products, and other proprietary information or information held in confidence by a Party. Confidential Information, except as set forth below, includes, without limitation: (i) the terms of this Agreement; (ii) information in tangible or intangible form that is marked or designated as confidential or that, under the circumstances of its disclosure, should be considered confidential; and (iii) non-public information related to the Technology or SōRSE. Confidential Information shall not include information which (a) was in the public domain when granted access to or received by the receiving Party; (b) has entered the public domain through no fault of the receiving Party; (c) was in the receiving Party's possession free of any obligation of confidence at the time of the disclosure by the disclosing Party; (d) was rightfully communicated by a third party to the receiving Party free of any obligation of confidence subsequent to the time of the disclosing Party's communication thereof; (e) was developed by employees or agents of the receiving Party independently of and without knowledge or reference to any Confidential Information; or (f) is approved for release by written authorization from the disclosing Party.

SoRS E-Valens Confi dential

7.2.	Confidential Information Restrictions. Each Party acknowledges that in connection with this Agreement it will gain access to Confidential Information of the other Party. As a condition to being furnished with Confidential Information, the receiving Party shall, during the Term and any Non-Exclusive Term hereof and for two (2) years thereafter:

7.2.1.	not use the disclosing Party's Confidential Information other than as expressly permitted by or required to exercise its rights and perform its obligations under this Agreement; and

7.2.2.	maintain the disclosing Party's Confidential Information in strict confidence and, subject to Section 7.3, not disclose the disclosing Party's Confidential Information without the disclosing Party's prior written consent, provided, however, the receiving Party may disclose the Confidential Information to its representatives, affiliates, licensors, licensees, and permitted sublicensees, who (i) have a "need to know" for purposes of the receiving Party's performance, or exercise of its rights with respect to such Confidential Information, under this Agreement; (ii) have been apprised of this restriction; and (iii) are themselves bound by written nondisclosure agreements at least as restrictive as those set out in this Section 7 provided further that the receiving Party shall be responsible for ensuring its representatives' compliance with, and shall be liable for any breach by its Representatives of, this Section 7.

7.2.3.	The receiving Party shall use best efforts, at least as protective as the efforts it uses with respect to its own confidential information, to safeguard the disclosing Party's Confidential Information from use or disclosure other than as permitted hereby.

7.3.	Compelled Disclosure. If a receiving Party becomes legally compelled to disclose any Confidential Information, the receiving Party shall (a) provide prompt written notice to the disclosing Party so that the disclosing Party may seek a protective order or other appropriate remedy or waive its rights under this Section 7; and (b) disclose only the portion of Confidential Information that it is legally required to furnish. If a protective order or other remedy is not obtained, or the disclosing Party waives compliance, the receiving Party shall, at the disclosing Party's expense, use reasonable efforts to obtain assurance that confidential treatment will be afforded the Confidential Information.

SoRSE-Valens Confidential

8.	Intellectual Property.

8.1.	Intellectual Property Ownership. Each Party shall continue to own its intellectual property absent this Agreement,
For clarity, nothing in this Agreement shall limit Valens's ownership and rights in and to the Licensed Products designed and sold by Valens. Marketing, business development, and sales development materials developed by SoRSE consultants pursuant to the consulting engagement with Valens shall be considered works for hire, owned by Valens or, if they cannot qualify as works for hire, then they shall be deemed assigned and transferred to Valens, and SoRSE hereby assigns all intellectual property rights in such materials to Valens.

8.2.	National Phase Entry for the Territory. SoRSE acknowledges and agrees that it will enter into national phase in each country of the Territory all current pending patent applications (including US Serial No. 16/010,082 - Method for Preparing Stable Liquid Emulsion Forms of Plant Extract and US Serial No. 16,269,506 - Lubricant Composition and Method for Preparing the Composition).

8.3.	Maintenance of Registrations. SoRSE shall use commercially reasonable efforts to maintain and prosecute in good faith all current pending patent applications in all countries within the Territory, except in circumstances where SoRSE decides in its reasonable business judgment to abandon a patent application. SoRSE shall also use commercially reasonable efforts to maintain in good faith all pending applications and registrations for the Trademarks licensed to Valens under this Agreement in all countries within the Territory. On a country-by-country basis, if SoRSE decides to discontinue prosecution or maintenance of any licensed registered intellectual property in the Territory ("Discontinued Registrations"), SoRSE will give Valens the option to continue to prosecute and maintain such Discontinued Registrations in SoRSE's name. In the event Valens elects to assume control of prosecution, maintenance or reissuance of any Discontinued Registration : (i) SoRSE will provide such cooperation as Valens may from time to time reasonably request in connection with prosecution, maintenance and reissuance of such Discontinued Registrations; and (ii) Valens shall be entitled to deduct all direct and reasonable costs incurred in prosecuting, maintaining or reissuing the Discontinued Registration from any other payments due to SoRSE under this Agreement, subject to Valens providing sufficient evidence of such direct and reasonable costs actually incurred by Valens. The Parties acknowledge and agree that the Discontinued Registrations shall be considered part of the Technology and/or Trademarks licensed to Valens hereunder.

SoRSE-Valens Confidential

9.	Representations and Warranties

9.1.	Mutual Representations and Warranties. Each Party represents and warrants to the other Party that:

9.1.1.	it is duly organized, validly existing, and in good standing as a corporation or other entity as represented herein under the laws and regulations of its jurisdiction of incorporation, organization, or chartering;

9.1.2.	it has, and throughout the Term and any Non-Exclusive Term hereof shall retain, the full right, power, and authority to enter into this Agreement and to perform its obligations hereunder;

9.1.3.	the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary organizational action of the Party;

9.1.4.	when executed and delivered by such Party, this Agreement shall constitute the legal, valid, and binding obligation of that Party, enforceable against that Party in accordance with its terms;

9.1.5.	neither its grant of the licenses, nor its performance of any of its obligations, under this Agreement does or to its knowledge will at any time during the Term and any Non-Exclusive Term hereof (i) conflict with or violate any applicable law; and (ii) require the provision of any payment or other consideration to any third party; and

9.1.6.	it is not or will not be under any obligation, that does or will conflict with or otherwise affect this Agreement, including any of the Parties' representations, warranties, or obligations, rights or licenses hereunder.

9.2.	SoRSE's Representations and Warranties. SoRSE represents and warrants to Valens that: (a) SoRSE is the sole and exclusive legal and beneficial owner of the entire right, title, and interest in and to the Technology and the Trademarks (except for "Happy Apple"); (b) SoRSE has, and throughout the Term and any Non-Exclusive Term hereof will retain, the unconditional and irrevocable right, power, and authority to grant the licenses hereunder; and (c) the use of the Technology and the Trademarks (except for "Happy Apple") by Valens or any permitted sublicensee will not infringe upon the rights of any third party.

9.3.	Valens's Representations and Warranties. Valens represents and warrants to SoRSE that (a) Valens has and shall maintain throughout the Term and any Non-Exclusive Term hereof, and shall acquire as required anew throughout the Term and any Non-Exclusive Term hereof, all consents, licenses, approvals, or authorizations of any governmental or regulatory authority or other third party required for the performance of this Agreement; (b) Valens is, and shall remain throughout the Term and any Non-Exclusive Term hereof, legally permitted to Commercialize the Licensed Products, and (c) the Valens Shares, upon issuance to SoRSE pursuant to this Agreement or pursuant to the exercise of warrants to purchase Valens Shares granted pursuant to this Agreement, will, when issued, be duly authorized and allotted and validly issued as fully paid and non-assessable shares in the capital of Valens, free and clear of all encumbrances {other than restrictions on transfer imposed under applicable securities laws).

SoRSE-Valens Confidential

10.	Liability and Indemnification.

10.1.1.	Exclusion of Consequential and Other Direct Damages. EXCEPT IF RESULTING FROM GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF A PARTY, TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES DISCLAIM LIABILITY FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL, PUNITIVE, OR ENHANCED DAMAGES, WHETHER ARISING OUT OF BREACH OF CONTRACT, TORT {INCLUDING NEGLIGENCE}, OR OTHERWISE {INCLUDING THE ENTRY INTO, PERFORMANCE OR BREACH OF THIS AGREEMENT}, REGARDLESS OF WHETHER SUCH DAMAGE WAS FORESEEABLE AND WHETHER OR NOT THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

10.1.2.	Indemnification for Breach. Each Party shall indemnify, defend, and hold harmless the other Party and its officers, directors, employees, agents, successors, and assigns {each, an "lndemnitee") against all Losses arising out of or resulting from any third party claim, suit, action, or proceeding {each an "Action") related to, arising out of, or resulting from such first Party's breach of this Agreement. "Losses" means all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs, or expenses of whatever kind, including reasonable attorneys' fees and the cost of enforcing any right to indemnification hereunder, and the cost of pursuing any insurance providers.

10.1.3.	Indemnification for Infringement.

10.1.3.1.	SoRSE shall indemnify, defend, and hold harmless Valens and each of its Indemnitees against all Losses arising out of, resulting from, or relating to any Action that claims that the Technology or the Trademarks licensed to Valens hereunder infringes any patent, trade secret or other intellectual property right of any third party, except to the extent such infringement is directly caused by {a) any unauthorized modification by Valens to the Technology or Trademarks, to the extent that the infringement would have been avoided but for such modification or (b) the combination of the Technology or Trademarks with other technology or intellectual property rights not licensed to Valens under this Agreement, where the combination itself causes the infringement, unless such combination is contemplated by the Manufacturing Guidelines or is otherwise necessary to use or Commercialize the Technology.

10.1.3.2.	Valens shall indemnify, defend, and hold harmless SoRSE and each of its Indemnitees against all Losses arising out of, resulting from, or relating to any Action : (i) that claims that the use of the Valens trademarks as permitted by Section 2. 7 infringes the trademark rights of any third party; or (ii) in respect of technology or intellectual property rights incorporated into the Licensed Products that are not licensed to Valens from SoRSE pursuant to this Agreement.

SoRSE-Valens Confidential

10.1.3.3.	The Parties acknowledge and agree that if any of the claims contemplated under Sections 10.1.3.1 and 10.1.3.2 arise, the Parties will work together to address such claims and to consider the most cost-effective way of addressing such claim of intellectual property infringement (the technology or intellectual property alleged to infringe in such claim, the "Infringing IP"). In addition to defending the claim, the indemnifying party may, at its option and expense: (a) procure for the indemnified party the right to continue using the Infringing IP licensed to the indemnified party from the indemnifying party in accordance with this Agreement; or (b) modify the Infringing IP to prevent the infringement or misappropriation, provided that such modifications do not materially adversely affect the quality, performance or functionality of such Infringing IP in the Licensed Products. In the event that the indemnifying party, acting reasonably, is unable to procure a license in respect of the Infringing IP for the indemnified party on commercially acceptable terms, or is unable to develop a modification to the Infringing IP without materially adversely affecting the quality, performance or functionality thereof, then the indemnifying party shall so notify the indemnified party. Within ninety {90) days after receipt of such notice, the indemnified party shall have the option to either: (a) terminate this Agreement, with the indemnifying party to refund to the indemnified party certain consideration received by the indemnifying party as follows : (i) if this Agreement is terminated pursuant to this Section 10.1.3.3 at any time within the first three (3) years of the Initial Term, the indemnified party shall be entitled to a refund of all consideration paid under this Agreement by the indemnified party; (ii) if this Agreement is terminated pursuant to this Section 10.1.3.3 at any time within the last two (2) years of the Initial Term, the indemnified party shall be entitled to a refund of fifty percent (50%) of all consideration paid under this Agreement by the indemnified party; and (iii) if this Agreement is terminated pursuant to this Section 10.1.3.3 at any time after the Initial Term, the indemnified party shall be entitled to a refund of all consideration paid by the indemnified party under this Agreement in the last three (3) years prior to the effective date of termination (the "Refund Option"); or (b) if the indemnified party does not notify the indemnifying party of its election of the Refund Option during such 90 day period, then the rights and licenses granted hereunder shall continue without modification for the Term, provided that after the end of such 90 day period (or after termination if the indemnified party elects to Refund Option) (the "End Date"): (A) the indemnifying party will have no further obligation or liability for indemnification under this Section 10.1.3 for Losses accruing after the End Date with respect to the Infringing IP; and (B) the indemnified party shall indemnify the indemnifying party and its lndemnitees for any Losses accruing after the End Date arising out of Actions alleging that the use or Commercialization of the Infringing IP by or on behalf of the indemnified party infringes any intellectual property right of any third party. For the avoidance of doubt, all amounts expended or paid by the indemnifying party under Section 10.1.2 and Section 10.1.3 are all subject to the liability cap set forth in Section 10.1.4(A).

SoRSE-Valens Confidential

10.1.4.	Liability Limitation. EXCEPT FOR: (i) DAMAGES RESULTING FROM GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF A PARTY; (ii) EITHER PARTY'S PAYMENT OBLIGATIONS, AND (iii) THE INDEMNIFICATION OBLIGATIONS SET OUT IN SECTION 3.7.1.2, THE PARTIES AGREE

THAT: (A) FOR EACH PARTY'S INDEMNIFICATION OBLIGATIONS HEREUNDER, THE TOTAL AGGREGATE LIABILITY OF SUCH PARTY SHALL NOT EXCEED THE GREATER OF: (1)                         AND (2)                                                                                                                                                                          AND (B) FOR ALL OTHER CLAIMS, EACH PARTY'S TOTAL AGGREGATE LIABILITY SHALL NOT EXCEED

11.	Non-Solicitation. During the Term, (a) SoRSE will not directly or indirectly solicit sales from Valens customers or prospective customers, anywhere in the Territory ("Valens Customers"); and (b) Valens will not directly or indirectly solicit sales outside the Territory from the SoRSE customers or prospective customers ("SoRSE Customers"). Within fifteen days of the Effective Date, the parties shall agree the full list of Valens Customers and SoRSE Customers that will initially apply with respect to this Section 11 and add such list as Exhibit C to this Agreement. The Parties will review Exhibit C from time to time, and Exhibit C may be amended by mutual written agreement between the Parties, including in the event that SoRSE grants exclusive rights to a third party in respect of any particular country of the world.

12.	Miscellaneous.

12.1.	Force Majeure. Neither Party shall be liable or responsible to the other Party, nor be deemed to have defaulted under or breached this Agreement, for failure or delay in fulfilling or performing any term of this Agreement, including any obligation to timely make any payment hereunder, when and to the extent such failure or delay is caused by (a) acts of nature; (b) flood, fire, or explosion; (c) war, terrorism, invasion, riot, or other civil unrest; (d) national or regional emergency; (e) strikes, labor stoppages or slowdowns, or other industrial disturbances; (f) any passage of law or governmental order, rule, regulation, delay, or direction, or any action taken by a governmental or public authority, including imposing an embargo, export or import restriction, quota, or other restriction or prohibition (each of the foregoing, a "Force Majeure Event"), in each case, provided that (i) such event is outside the reasonable control of the affected Party; (ii) the affected Party provides prompt notice to the other Party, stating the period of time the occurrence is expected to continue; and (iii) the affected Party uses diligent efforts to end the failure or delay and minimize the effects of such Force Majeure Event. Notwithstanding the above, either Party may terminate this Agreement if a Force Majeure Event affecting the other Party continues substantially uninterrupted for a period of 90 days or more. Unless a Party terminates this Agreement pursuant to the preceding sentence, all dates by which a Party must perform any act or on which its obligation is due shall automatically be extended for a period up to the duration of the Force Majeure Event.

12.2.	Further Assurances. Each Party shall, upon the reasonable request of the other Party, execute such documents and perform such acts as may be necessary to give full effect to the terms of this Agreement.

12.3.	Independent Contractors. The relationship between the Parties is that of independent contractors. Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture, or other form of joint enterprise, employment, or fiduciary relationship between the Parties, and neither Party shall have authority to contract for or bind the other Party in any manner whatsoever.

SoRSE-Valens Confidential

12.4.	No Public Announcements. Neither Party shall issue or release any announcement, statement, press release, or other publicity or marketing materials relating to this Agreement or, unless expressly permitted under this Agreement, otherwise use the other Party's trademarks, service marks, trade names, logos, domain names, or other indicia of source, association, or sponsorship, in each case, without the prior written consent of the other Party.

12.5.	Notices. All notices, requests, consents, claims, demands, waivers, and other communications (other than routine communications having no legal effect) shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail (with confirmation of transmission or receipt) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the second day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the addresses indicated below (or at such other address for a Party as shall be specified in a notice given in accordance with this Section).

If to SoRSE:	Howard Lee, CEO
3958 6th Avenue Northwest, Suite 4
Seattle, Washington 98107
Jeffrey Fallows, President
If to Valens:	230 Carion Road
Kelowna, British Columbia V4V 2K5

12.6.	Entire Agreement. This Agreement, together with all Exhibits and any other documents incorporated herein by reference, constitutes the sole and entire agreement of the Parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. For the avoidance of doubt, the Original License Agreement is amended and restated and superseded and replaced in its entirety by this Agreement.

12.7.	Assignment. Neither this Agreement nor any of the rights or duties arising out of this Agreement may be assigned by the Parties without the prior written consent of the other Party, such consent not to be unreasonably withheld; except that either Party may, without such consent, assign this Agreement and its rights and duties arising out of this Agreement to the transferee, or other successor in interest, in connection with the sale or transfer of all or substantially all of its assets or in connection with any merger, acquisition, re-organization or consolidation. Any attempted assignment in violation of the foregoing will be void. This Agreement is binding upon and inures to the benefit of the Parties hereto and their respective permitted successors and assigns.

SoRSE-Valens Confidential

12.8.	No Third- party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit, or remedy of any nature whatsoever, under, or by reason of this Agreement.

12.9.	Amendment; Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each Party hereto. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the waiving Party. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

12.10.	Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or other provision is invalid, illegal, or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to affect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

12.11.	Governing Law; Submission to Jurisdiction; and Governing Board.

12.11.1.	This Agreement and all related documents, and all matters arising out of or relating to this Agreement, are governed by, and construed in accordance with, the laws of the State of Washington, without regard to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Washington.

12.11.2.	Subject to satisfaction of the obligations set forth in Section 12.11.4 below, any legal suit, action, or proceeding arising out of or related to this Agreement or the licenses granted hereunder shall be instituted exclusively in the federal or state courts located in the King County, State of Washington, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding.

12.11.3.	Waiver of Jury Trial. Each Party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

SoRSE-Valens Confidential

12.11.4.	Dispute Resolution. Except pursuant to Section 12.12, all disputes shall be raised to the Board. In the event the Board is deadlocked and unable to reach consensus, then the Parties shall seek to reach consensus with the assistance of a mediator appointed by the Parties, who shall be a retired Superior Court Judge or a retired US District Court Judge with sufficient experience with commercial disputes. In the event the Parties are unable to agree upon a mediator, then a mediator meeting the qualifications set forth above shall be appointed by the American Arbitration Association to help the Parties achieve consensus, with mediation to take place within thirty (30) days of appointment of the mediator in King County, Washington for a session of not less than one full day in duration. The costs of mediation shall be borne equally by and between each Party, it being agreed that failure by a Party to participate in and pay for its portion of the mediation shall be deemed an express and irrevocable agreement with the other Party (i.e., the Party participating in and paying for the mediation) over the issue giving rise to the mediation. A Party may not seek judicial intervention, except pursuant to Section 12.12, until it has participated and completed mediation pursuant to this Section 12.11.4, unless both Parties expressly waive mediation in writing.

12.12.	Equitable Relief. Each Party acknowledges that a breach by the other Party of this Agreement may cause the non-breaching Party irreparable harm, for which an award of damages would not be adequate compensation, and agrees that, in the event of such a breach or threatened breach, the non-breaching Party will be entitled to seek equitable relief, including in the form of orders for preliminary or permanent injunction, specific performance, and any other relief that may be available from any court. These remedies shall not be deemed to be exclusive but shall be in addition to all other remedies available under this Agreement at law or in equity, subject to any express exclusions or limitations in this Agreement to the contrary.

12.13.	Attorneys' Fees. In the event that any action, suit, or other legal or administrative proceeding is instituted or commenced by either Party hereto against the other Party arising out of or related to this Agreement, the prevailing Party shall be entitled to recover its reasonable attorneys' fees and court costs from the non-prevailing Party.

12.14.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail, or other means of electronic transmission (to which a signed PDF copy is attached) shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Remainder of Page Intentionally Left Blank]

SoRSE-Valens Confidential

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the Effective Date by their respective officers thereunto duly authorized.

SoRSE TECHNOLOGY CORPORATION	VALENS GROWORKS CORP.

Name: Howard Lee	Name: Tyler Robson

Title: CEO	Title : CEO

Date: December 12, 2019	Date : December 12, 2019

SoRSE-Valens Confidential

Execution Version

Exhibit A

Consulting Budget

The consulting budget for example is based on per hour rates such as:

Chief Science Officer ****** per hour

Chief Marketing Officer  ****** per hour

Product Development  ****** per hour

Production staff  ****** to ****** per hour

The rates are based on annual salary divided by 2080 hours in a year and adding benefit and tax rate of 35%

SoRSE-Valens Confidential

Exhibit B

SoRSE-Valens Confidential

Exhibit C

Non-Solicitation

To be mutually agreed between the parties in accordance with Section 11.